Mail Stop 6010   December 20, 2007

Donald G. Drapkin
Chairman of the Board, Chief Executive Officer and President
Sapphire Industrials Corp.
30 Rockefeller Plaza, 62nd Floor
New York, New York 10020

Re: Sapphire Industrials Corp.
       Amendment No. 2 to Registration Statement on Form S-1
       Filed December 17, 2007
       File No. 333-146620

Dear Mr. Drapkin:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary, page 2

1. We note your response to comment 2, and we reissue the comment. Please delete
    the third full paragraph on page 2, and remove this disclosure wherever it appears
    throughout the document. As indicated on page 39, neither Lazard nor members
    of your management who are also employed by Lazard have any obligation to
    present you with any potential business combination opportunity unless such
    opportunity was expressly offered in writing to your management solely in their
    capacity as an officer or director of the company. Therefore, the information in
    this paragraph does not appear to be relevant to the registrant.

2. We note your response to comment 3, and we reissue the comment. Please delete the fourth full paragraph on page 2. We do not object to keeping this information in the "Proposed Business" section where you also include additional information about the limitations on Mr. Drapkin's activities due to his agreement with his prior employer and possible conflicts of interest.

Risk Factors, page 29

We may in the future hire consultants or advisors on a contingent basis…, page 32

3. We note your response to comment 4, and we reissue the comment. Please state in the risk factor and its heading that due to the contingent nature of their fee, the consultants and advisors may have a conflict of interest in rendering advice to the company.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
        Gregg A. Noel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036